UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 26, 2021, Jowell Global Ltd. (the “Company”) entered into an Employment Agreement (the “Agreement”) with Ms. Mei Cai, the Company’s Chief Financial Officer, to serve in such position for a one-year term, effective on November 16, 2021. Under the terms of the Agreement, Ms. Cai will receive an annual salary of $150,000 and 80,000 Restricted Stock Units (“RSUs”), and will be eligible for an annual cash bonus in the Board’s sole discretion. The 80,000 RSUs were approved and granted by the Compensation Committee of the Board of Directors (the “Board”) of Company on November 26, 2021 (the “Grant Date”), pursuant to the Company’s 2021 Omnibus Equity Plan. Each RSU represents the right to receive one ordinary share of the Company. The restricted period for the RSUs shall lapse as to twenty-five percent (25%) of the RSUs on each of the Grant Date, March 31, 2022, June 30, 2022 and September 30, 2022, respectively, subject to Ms. Cai remaining in the continuous service of the Company or its affiliates on each applicable date.

The foregoing description of the Agreement is only a summary of the terms of the Agreement and does not purport to be a complete description of such document, and is qualified in its entirety by reference to the Agreement, a copy of which is attached as an exhibit hereto and incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: November 30, 2021	By:	/s/ Zhiwei Xu
	Name:	Zhiwei Xu
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description
99.1	Employment Agreement between Jowell Global Ltd. and Mei Cai dated November 26, 2021

3